SAMSON OIL & GAS ANNOUNCES FINAL PLACEMENT OF SHARES AND OPTIONS FROM OCTOBER 2009 RIGHTS OFFERING

Denver 6th January, Perth 7th January 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that on January 6th it placed 124,999,995 ordinary fully paid shares at an issue price of A$0.012 per share (equivalent to approximately US$0.22 per ADS) totaling A$1.5 million, together with 12,500,007 free attaching options.  The sales were made pursuant to the Prospectus dated 2nd September 2009, originally used for the Company’s Renounceable Rights Issue that closed on 6th October 2009.

The funds raised will be used to further reduce the Company’s existing debt facility.  It is expected that, after the pay down, Samson will have a remaining balance of approximately US$ 11.7 million on the facility. One of the tests in facility’s covenants requires the Company to have a Proved Developed Producing (PDP) reserve value of approximately US$ 14 million.  The Company’s PDP value as at September 30th 2009 was US$ 19.045 million. Moreover, because the natural gas price point for the Rockies (CIG) has appreciated strongly since September, largely in response to a severe North American winter, the CIG gas price at September 30th 2009 of US$ 3.085 per mmbtu increased to US$ 5.535 per mmbtu at December 31st 2009. Accordingly, the Company expects that the reserve value ascribed to Samson’s PDP reserve as at December 31st 2009 will be well above the amount required by the debt facility.

In finalizing the capital raise, Samson has achieved a reduced debt facility balance that is conservative compared to its producing reserve value, and has also retained funds to enable it to develop its portfolio. Specifically, the Company expects to spud the Gene 1-22H well in Williams County, North Dakota on the 20th January 2010; this well is planned as a 5,500 foot horizontal development well in the middle Bakken Formation. Samson has a 30% working interest in the well. The well will be fracture stimulated in line with recent industry practice which has returned significant initial production results that exceed 3,800 BOPD in offsetting competitor wells.

The capital raise will also allow Samson to drill a series of prospects that have been developed in the Texas Gulf Coast Basin.  The first of these prospects, Ripsaw, where Samson has a 100% working interest, is a 5,500 feet vertical test of a Yeuga Formation channel found to be productive in offsetting wells. Ripsaw is located in Grimes County, Texas, approximately 60 miles northwest of Houston. The well is in the final phase of planning, with a turnkey drilling contract having been executed and access agreements being finalized. This well is expected to spud towards the end of January 2010.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN", and, each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has the equivalent of 64.25 million ADSs on issue representing 1,284 million underlying shares, giving the company a market capitalization of approximately US$15 million.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.